Exhibit 99.1

MINISO Group Announces Results of Extraordinary General Meeting

GUANGZHOU, China, January 17, 2025 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global value retailer offering a variety of trendy lifestyle products featuring IP design, today announced that the previously announced extraordinary general meeting of the Company’s shareholders (the “EGM”) to seek shareholder approval for the proposed acquisition of shares of Yonghui Superstores Co., Ltd was held in Hong Kong today. All the proposed resolutions submitted for shareholder approval set out in the EGM notice were duly adopted by the shareholders of the Company at the EGM.

Following the EGM, the Company expects to complete the proposed acquisition after the satisfaction or waiver of the other closing conditions in accordance with the relevant share purchase agreements.

About MINISO Group

MINISO Group is a global value retailer offering a variety of trendy lifestyle products featuring IP design. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized consuming brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Investor Relations Contact:

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039